EXHIBIT 99.3

[LETTERHEAD OF COMMUNITY BANCORP.]

May __, 2012

Dear Shareholder:

I am pleased to enclose a prospectus for our Dividend Reinvestment Plan, which we have updated in connection with our commitment of an additional 300,000 shares of common stock for issuance under the Plan. The prospectus includes updated information about the Company and our common stock, including updated historical price, book value and dividend information.

A copy of the updated prospectus is also available on the website of our stock transfer agent, Registrar & Transfer Company, at www.rtco.com.

If you are currently enrolled in the Plan, your participation will continue without interruption; no action is necessary. If you are currently enrolled but wish to terminate your participation, please complete, sign and return the enclosed termination card.

If you are not yet enrolled and would like to do so, please complete, sign and return the enclosed enrollment card.

The enclosed prospectus contains details of the Plan in question and answer format. Please read the prospectus carefully. It should answer most questions you may have about the Plan. If you have any additional questions about our Dividend Reinvestment Plan, feel free to call me or Corporate Secretary Chris Bumps in our shareholder services department at (802) 334-7915.

We appreciate your continued interest in our company.

Sincerely,

Stephen P. Marsh

President and CEO